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                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56

        Minutes of the Executive Committee Meeting held on May 6th, 2004


On May 6th, 2004, at 3:00 p.m., the undersigned members of the Executive Committee of COMPANHIA BRASILEIRA DE DISTRIBUICAO gathered together in a meeting at the Company's headquarters, located at Avenida Brigadeiro Luiz Antonio, 3142, Sao Paulo, state of Sao Paulo, in order to discuss the following agenda: to submit to the analysis, discussion and approval of the Company's shareholders proposal to resolve on the terms and conditions of the sixth issuance of debentures of the Company ("Debentures"), as approved in the Special General Meeting held on March 1st, 2004 and in the Special General Meeting held on April 8th, 2004. The chairman of the meeting was the chief executive officer of the Company, Augusto Marques da Cruz Filho, who invited me, Caio Racy Mattar, to be the secretary of the meeting.

Starting the meeting, the Chairman elucidated to the other members of the Executive Committee that the discussion of the conditions of the Debentures is being proposed considering the understandings between the Company and Banco Nacional de Desenvolvimento Economico e Social - BNDES ("BNDES"), once such institution is the holder of relevant number of debentures of the Company's 4th issuance, and of debentures of the 1st issuance of Sendas S.A., securities which shall be accepted in order to pay in the Debentures.

Accordingly, comments and suggestions presented by such investor, which are still being discussed and analyzed by the Company, shall be subject to the Company's Special General Meeting to be held on May 11th, 2004, in order to allow the shareholders to consider them and decide about the convenience of adjustment of the Debentures' conditions in face of such comments.

Among the comments and suggestions presented by BNDES until the present date, the following shall be highlighted:

(i) Adjustment and amendment of the convertibility conditions of the Debentures, which were originally set forth in item 6.13. of the minutes of the Special General Meeting held on April 8th, 2004, in order to, among others: (a) set forth that the par value of the

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       Debentures, for the purposes of applying the convertibility criteria of the Debentures, shall be expressed in Dollars of the United States of America; (b) amend the criteria for the calculation of the Issuance Price and the Market Price of the Preferred Shares, as defined in item 6.13. of the minutes of the Special General Meeting held on April 8th, 2004; (c) elucidate that all payments due by the Company to the holders of Debentures ("Debentureholders") shall be performed in national currency, even those payments denominated in US dollars. Any payments in national currency shall be the US dollar denominated amounts, duly converted to reais in accordance to the rate PTAX 800, option 5, released by the Central Bank of Brazil, of the date immediately prior to each payment date; (d) elucidate that the Debentureholders shall have the right to receive full dividends and interest on the equity capital declared by the Company related to the fiscal year during which the Debentures shall be converted into preferred shares issued by the Company;

(ii) To amend the definition of transfer of share control of the Company set forth in item 6.16.(a8) of the minutes of the Special General Meeting held on April 8th, 2004, for the purposes of acceleration of the Debentures, as well as to amend the calling procedures regarding the Debentureholders' general meeting set forth in item 6.16.(f) of the minutes of the Special General Meeting held on April 8th;

(iii) To include new hypothesis that shall result into the acceleration of the Debentures, such as, but not limited to the following events: (a) the shares issued by the Company are unlisted; (b) verification that the Company has provided any false information in the indenture of the Debentures, at the moment of execution of the referred indenture;

(iv) To modify the quorum of deliberation in the Debentureholders' general meetings that shall resolve on eventual acceleration of the Debentures to the majority of Debentures of the Debentureholders present at the referred general meetings;

(v) To extend to all other shareholders of the Company, further than the controlling shareholder of the Company, the right of purchasing Debentures as set forth in item 6.16.(f3) of the minutes of the Special General Meeting held on April 8th, 2004, as well as to amend the procedures regarding the exercise of such right;

(vi) To provide for a premium to be paid by the Company to Debentureholders in case of acceleration of the Debentures (except if the acceleration results from the Company's transfer of share control); and

(vii) To divide the Company's sixth issuance of Debentures in an undetermined number of series.

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After discussions and voting, the executive officers resolved to submit to the analysis of the Company's shareholders the items described above and other suggestions that may be presented by BNDES until the Special General Meeting to be held on May 11th, 2004. There being nothing further to discuss, these Minutes were transcribed, read, agreed, approved and signed by attending Executive Officers. Sao Paulo, May 6th, 2004. Sig.: Augusto Marques da Cruz Filho, Caio Racy Mattar, Jose Roberto Coimbra Tambasco, Maria Aparecida Fonseca, Cesar Antonio Suaki, Hugo Antonio Jordao Bethlem, Fernando Queiroz Tracanella, Leonardo de Paiva Rocha and Eneas Cesar Pestana Neto.

                              This is a true copy.

                          Augusto Marques da Cruz Filho
                             Chief Executive Officer



Marise Rieger Salzano
OAB/SP 85.251